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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                      BROWN & SHARPE MANUFACTURING COMPANY
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            (Exact name of registrant as specified in its charter)

                      Delaware                                 050113140
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    (State or Other Jurisdiction of Incorporation)           (IRS Employer
                                                          Identification No.)

    Precision Park, 200 Frenchtown Road, North Kingstown, Rhode Island 02852
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             (Address of principal executive offices)  (Zip Code)


     If this Form relates to the        If this Form relates to the
     registration of a class of debt    registration of a class of debt
     securities and is effective        securities and is to become effective
     upon filing pursuant to General    simultaneously with the effectiveness
     Instruction A(c)(1) please         of a concurrent registration
     check the following box. [_]       statement under the Securities Act of
                                        1933 pursuant to General Instruction
                                        A(c)(2) please check the following
                                        box. [_]

Securities to be registered pursuant to Section 12(b) of the Act:


                                             Name of Each Exchange on Which Each
 Title of Each Class to be so Registered          Class is to be Registered
-----------------------------------------    -----------------------------------


 Series B Participating Preferred Stock             New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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                               (Title of class)

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Item 1.   Description of Registrant's Securities to be Registered.
          -------------------------------------------------------

          On February 13, 1998, the Board of Directors (the "Board") of Brown & Sharpe Manufacturing Company (the "Company") declared a dividend of one purchase right (a "Right") for every outstanding share of the Company's Class A Common Stock, $1.00 par value and every share of Class B Common Stock, $1.00 par value (together, the "Common Stock"). The Rights will be distributed on March 9, 1998 to stockholders of record as of the close of business on that date (the "Dividend Record Date"). The terms of the Rights are set forth in a Rights Agreement dated as of February 13, 1998 (the "Rights Agreement") between the Company and BankBoston N.A. (the "Rights Agent"). The Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which is issued or sold after that date and prior to the "Distribution Date" (as defined below).

     Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series B Participating Preferred Stock, par value $1.00 per share, at a price of $40.00 per one one-hundredth of a share, subject to adjustment. The Rights will expire on February 13, 2008 (the "Expiration Date"), or the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

     No separate Rights certificates will be issued at the present time. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Company's Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights will separate from the Common Stock and Rights certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Board then in office, the Distribution Date will occur on the earlier of
(i) the tenth business day following the later of the date of a public announcement that a person, including affiliates or associates of such person (an "Acquiring Person"), except as described below, has acquired or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock or the date on which an executive officer of the Company has actual knowledge that an Acquiring Person became such (the "Stock Acquisition Date") or (ii) the tenth business day following commencement of a tender offer or exchange offer that would result in any person or its affiliates and associates owning 20% or more of the Company's outstanding Common Stock. After the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. The Board of Directors may delay the distribution of the certificates.

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     If, at any time after February 13, 1998, any person or group of affiliated or associated persons (other than the Company and its affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive shares of the Company's Class A Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. Also, in the event that the Company was acquired in a merger or other business combination, or more than 25% of its assets or earning power was sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. Following the occurrence of any of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

     The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after February 13, 1998 (such exchange ratio being hereinafter referred to as the "Exchange Ratio").
The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company or (iv) any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such Person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Class A Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

     The exercise price of the Rights, and the number of one one-hundredth of a share of Series B Participating Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series B Participating Preferred Stock,
(ii) upon the grant to holders of the Series B Participating Preferred Stock of certain rights or warrants to subscribe for shares of the Series B Participating Preferred Stock or convertible securities at less than the current market price of the Series B Participating Preferred Stock or (iii) upon the distribution to holders of the Series B Participating Preferred Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights or warrants (other than those referred to above).

     At any time prior to the Close of Business on February 13, 2008 or the earlier redemption of the Rights (the "Expiration Date"), the Company, by a majority vote of the

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Board, may redeem the Rights at a redemption price of $.01 per Right (the
"Redemption Price"), as described in the Rights Agreement. Immediately upon the action of the Board electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights Agreement may be amended by the Board at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the Rights Agreement may be amended by the Board without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates and associates, or their transferees).

     The form of Rights Agreement dated as of February 13, 1998 between the Company and BankBoston N.A., as Rights Agent, specifying the terms of the Rights (including as exhibits the form of Rights Certificate and the Summary of Rights) is attached hereto as an exhibit. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.   Exhibits.
          --------

     1. Rights Agreement dated as of February 13, 1998 ("Rights Agreement") between the Company and BankBoston N.A., as Rights Agent.

     2. Form of Certificate of Designation with respect to the Series B Participating Preferred Stock, par value $1.00 per share, of the Company (attached as Exhibit A to the Rights Agreement).

     3. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

     4.   Summary of Rights (attached as Exhibit C to the Rights Agreement).


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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   BROWN & SHARPE MANUFACTURING COMPANY



Date:  March 2, 1998               By: /s/ Charles A. Junkunc
                                       -----------------------------
                                       Name:  Charles A. Junkunc
                                       Title: Vice President and Chief
                                              Financial Officer


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                                 EXHIBIT INDEX


     The following designated exhibits are filed herewith:


1. Rights Agreement dated as of February 13, 1998 ("Rights Agreement") between the Company and BankBoston N.A., as Rights Agent.

2. Form of Certificate of Designation with respect to the Series B Participating Preferred Stock, par value $1.00 per share, of the Company (attached as Exhibit A to the Rights Agreement).

3. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

4.   Summary of Rights (attached as Exhibit C to the Rights Agreement).

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